Filed by Waters Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Waters Corporation

Commission File No.: 001- 14010

The following employee communication is being filed in connection with the proposed business combination (the “Proposed Transaction”) between Waters Corporation (“Waters”) and Augusta SpinCo Corporation, a wholly owned subsidiary of Becton, Dickinson and Company (“BD”).

Integration Newsletter	September 16, 2025

“We have the opportunity now to reimagine the future of the company.”

Udit Batra, Waters President & CEO

Welcome to our first integration planning update!

This newsletter will provide regular updates on the latest news as we progress toward the completion of the combination of BD’s Biosciences and Diagnostic Solutions business with Waters. These updates will help all of us get to know each other, capitalize on the opportunity ahead of us, and answer your questions throughout the process.

As a reminder, we will continue to operate as separate companies until the completion of the transaction. While we are permitted to plan for integration now, we will not actually begin integrating until the transaction closes, which is expected around the end of the first quarter of calendar year 2026. There are still many decisions to be made, and we are committed to being as transparent and forthcoming as we can during this time. We appreciate your support and your patience as we work through this planning process.

Read on to get the latest from the first month of integration planning! You can also find more resources and updates on Inside Waters.

Milestone: Designated teams are focused on integration planning

To help us prepare for our future as one company, Waters has set up an Integration & Transformation Office (IO) and BD has set up a Separation Management Office (SMO). These teams include leaders with diverse expertise across business areas and functions. The IO will be driven by the following principles:

1.	Capture all the value creation of the combined organization

2.	Develop a future state enterprise inspired by innovation

3.	Leverage the unique strengths of both organizations to build momentum

4.	Assure minimal business disruption to day-to-day operations

These principles are in service of delivering on our vision to integrate and transform two organizations of equal size. You can see the structure of the IO and SMO on Inside Waters.

Recent Events: Site Visits and Town Hall

CEO Udit Batra at BD sites

Since the transaction was announced, Udit has visited BD sites in Sparks, Maryland, and Milpitas, California, to meet teams and share why he is so excited about this combination. During these visits, Udit gave an overview of Waters as it is today and learned more about BD Biosciences and Diagnostic Solutions.

Town Hall in Sparks, MD; Left to right: Tom Polen, BD Chairman, CEO & President, Udit Batra, Waters President & CEO, Nikos Pavlidis, Worldwide President BD Diagnostic Solutions.

BD Leaders Share Their Excitement About the Combination

“I’m really excited that the two organizations are focused on innovation and technology. We can bring together our scientists and experts to learn from each other and accelerate the innovation we bring to market.”	“From the moment we met, it was very obvious that there are a lot of similarities between our culture, between our focus areas, between our technologies, and the customers that we serve.”

Nikos Pavlidis Worldwide President BD Diagnostic Solutions	Steve Conly Worldwide President BD Biosciences

FAQ: See below for answers to some common questions!

In each newsletter, we’ll compile and provide answers to a few common questions. As a reminder, you can submit your questions regarding the integration by emailing employee_questions@waters.com. You can find the full FAQs on Inside Waters.

1.	Where will the combined company be headquartered? What will it be called? Who will lead the combined company?

•	The combined company’s headquarters will be in Milford, MA and the combined company will maintain a significant presence where the BD Biosciences & Diagnostic Solutions business currently operates.

•	The combined company will operate as Waters and continue to trade as WAT.

•	Udit Batra will continue to lead the company as CEO, and Amol Chaubal will serve as SVP and Chief Financial Officer.

•	Executives from both companies will be in key leadership roles, to be announced at a later date.

2.	Will my role change when we integrate?

•	As part of the integration planning process, our teams will map out how to best bring our organizations together.

•	Until the transaction closes, which is expected around the end of the first quarter of calendar year 2026, we will continue to operate independently.

•	It’s important that we all continue to focus on our responsibilities and deliver for customers as we build toward a bright future as a combined company.

3.	Can I reach out to my future colleagues now?

•	This is an exciting time, but it is only the beginning. It is important that we follow certain rules between now and when the transaction is complete.

•

Employees at Waters and BD’s Biosciences & Diagnostics Solutions should not contact one another about business matters unless they are directed to do so by the IO or SMO. Any request for meetings with BD counterparts should be for integration planning purposes and need to go through a central process coordinated by IO-SMO.

4.	How often can we expect updates, and through what channels?

•	We are committed to transparency and will keep you informed as we have updates to share.

•	The Combination site on Inside Waters will continue to house all the latest information regarding the combination.

•	In addition, you will receive regular newsletters from the IO with updates on the planning process between now and close.

Thank you for reading our update! All of you will play a crucial role in helping our combined company achieve its goals. In the meantime, stay focused on your existing roles, responsibilities, and business priorities, which remain unchanged as we continue to support our customers. We look forward to sharing more in future updates!

Additional Information and Where to Find It

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

In connection with the proposed transaction between Waters, SpinCo and BD, the parties intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including, among other filings, a registration statement on Form S-4 to be filed by Waters (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Waters and a definitive proxy statement/prospectus of Waters, the latter of which will be mailed to stockholders of Waters, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from BD. INVESTORS AND SECURITY HOLDERS OF WATERS AND BD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR

SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Waters, SpinCo or BD through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Waters will be available free of charge on Waters’ website at waters.com under the tab “About Waters” and under the heading “Investor Relations” and subheading “Financials—SEC Filings.” Copies of the documents filed with the SEC by BD and SpinCo will be available free of charge on BD’s website at bd.com under the tab “About BD” and under the heading “Investors” and subheading “SEC Filings.”

Participants in the Solicitation

Waters and BD and their respective directors and executive officers may be considered participants in the solicitation of proxies from Waters’ stockholders in connection with the proposed transaction. Information about the directors and executive officers of Waters is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 25, 2025, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025. To the extent holdings of Waters’ securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Waters and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Information about the directors and executive officers of BD is set forth in its Annual Report on Form 10-K for the year ended September 30, 2024, which was filed with the SEC on November 27, 2024, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on December 19, 2024. To the extent holdings of BD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Waters’ website and BD’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction among Waters, BD and SpinCo. These forward-looking statements generally are identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including the amount and timing of synergies from the proposed transaction, the tax consequences of the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Waters’ and BD’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Waters’ and BD’s control. None of Waters, BD, SpinCo or any of their respective directors, executive officers, or advisors make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Waters or BD. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, these developments could have a material adverse effect on Waters’ and BD’s businesses and the ability to successfully complete the proposed transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Waters may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Waters, BD and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Waters and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies around tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of BD; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Waters’ and BD’s reports filed with the SEC, including Waters’ and BD’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Waters, BD or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.